Filed by Sorrento Networks Corporation pursuant to Rule 425

Under the Securities Act of 1933 and deemed

Filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Sorrento Networks Corporation

Commission File No. 0-15810

[Sorrento Letterhead]

[form of letter sent to certain warrant holders]

May 25, 2004

Name

Address

Re:	Election Pursuant to Section 9(b) of Warrant No.

Dear                                         :

As you know, Sorrento Networks Corporation (“Sorrento”) has entered into an Agreement and Plan of Merger, dated April 22, 2004 (the “Merger Agreement”), with Zhone Technologies, Inc. (“Zhone”), a Delaware corporation and Selene Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Zhone (“Merger Sub”). Under the terms of the Merger Agreement, Merger Sub will merge with and into Sorrento with Sorrento surviving as a wholly-owned subsidiary of Zhone (the “Merger”). As set forth in Section 2.5 of the Merger Agreement, upon completion of the Merger, warrants to purchase Sorrento common stock then outstanding will cease to represent the right to acquire shares of Sorrento common stock and will instead be converted into warrants to purchase Zhone common stock. The number of shares of Zhone common stock subject to the new Zhone warrant will be equal to the number of shares of Sorrento common stock subject to the Sorrento warrant multiplied by 0.9, and the exercise price per share of Zhone common stock will be equal to the existing per share exercise price of the Sorrento warrant divided by 0.9. The new Zhone warrant will have the same expiration date as the Sorrento warrant.

Section 9(b) of your warrant provides that at the closing of the Merger, at your option you can either (1) elect to receive a warrant to purchase Zhone common stock as described above, or (2) require Sorrento or Zhone to purchase your warrant for cash equal to the Black Scholes value of the unexercised portion of your warrant. By executing a counterpart to this letter, you will irrevocably elect to receive a warrant to purchase Zhone common stock on the terms set forth in Section 2.5 of the Merger Agreement and you will waive your right to require Sorrento or Zhone to purchase your warrant for cash. Zhone’s obligation to close the Merger is conditioned upon the holders of at least 75% of the outstanding warrants issued in connection with Sorrento’s December 31, 2003 and January 26, 2004 financings agreeing to receive a Zhone warrant in the Merger.

It is expected that proxy materials will be sent to Sorrento stockholders to approve and adopt the Merger Agreement at a special meeting. Therefore, we ask that you sign and return a counterpart to this letter as soon as possible, and in any event by June     , 2004.

Sincerely,

Joe Armstrong,

Chief Financial Officer

PURSUANT TO SECTION 9(b) OF WARRANT NO.                  ISSUED IN THE NAME OF THE UNDERSIGNED, THE UNDERSIGNED HEREBY IRREVOCABLY ELECTS TO RECEIVE A WARRANT TO PURCHASE ZHONE COMMON STOCK ON THE TERMS SET FORTH IN SECTION 2.5 OF THE MERGER AGREEMENT AND HEREBY WAIVES THE UNDERSIGNED’S RIGHT TO REQUIRE SORRENTO OR ZHONE TO PURCHASE THE WARRANT FOR CASH EQUAL TO THE BLACK SCHOLES VALUE OF THE UNEXERCISED PORTION OF THE WARRANT. THE UNDERSIGNED ACKNOWLEDGES THAT ALL REQUISITE NOTICE UNDER THE TERMS OF THE WARRANT HAS BEEN SATISFIED. THE UNDERSIGNED FURTHER ACKNOWLEDGES AND AGREES THAT SORRENTO AND ZHONE WILL RELY UPON THIS ELECTION IN DETERMINING WHETHER CERTAIN CONDITIONS TO THE CLOSING OF THE MERGER HAVE BEEN SATISFIED.

By:

Name:

Its:

Date: